U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                                 FORM 12B-25
                                                          SEC FILE NUMBER
          NOTIFICATION OF LATE FILING                          1-7784


               (CHECK ONE):
[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:  DECEMBER 31, 1999
                      -----------------------------------------------
     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period Ended:   N/A
                                     -------------------------------


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READ ATTACHED INSTRUCTION SHEET BEFORE  PREPARING FORM.  PLEASE PRINT OR TYPE.
          Nothing in this form shall be construed to imply that the
     Commission has verified any information contained herein.
_______________________________________________________________________________

    If the notification relates to a portion of  the  filing  checked  above,
identify  the Item(s) to which the notification relates:     NOT APPLICABLE
                                                        -----------------------
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PART I - REGISTRANT INFORMATION
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    Full Name of Plan  CENTURYTEL, INC. RETIREMENT SAVINGS PLAN FOR
                      ---------------------------------------------------------
BARGAINING UNIT EMPLOYEES AND TRUST
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    Full Name of Issuer of Plan Securities  CENTURYTEL, INC.
                                           ------------------------------------

    Former Name of Issuer if Applicable  CENTURY TELEPHONE ENTERPRISES, INC.
                                        ---------------------------------------

          100 CENTURY PARK DRIVE
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    Address of Principal Executive Office (STREET AND NUMBER)

          MONROE, LOUISIANA 71203
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         City, State and Zip Code

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PART II - RULES 12B-25 (B) AND (C)
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If  the  subject  report  could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


[  ](c) The accountant's  statement  or other exhibit required by Rule 12b-
    25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The CenturyTel, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust is administered by a third-party plan trustee. Notwithstanding repeated requests from the plan, the trustee has been tardy in supplying information necessary to prepare the plan's Annual Report on Form 11-K for the year ended December 31, 1999 (the "Report") and still has not supplied certain financial data relating to cash contributed to the plan which is necessary to complete the plan's financial statements for the year ended December 31, 1999 (the "Financial Statements"). The plan expects to receive all necessary data from the trustee to permit it to prepare and file the Report and the accompanying Financial Statements prior to the date indicated in Part II(b) above.


                                            (Attach Extra Sheets if Needed)


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PART IV - OTHER INFORMATION
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    (1) Name and telephone number of person  to  contact  in regard to this notification

           NEIL A. SWEASY                 (318)               388-9817
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               (Name)                  (Area Code)       (Telephone Number)


    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X] Yes     [  ] No


    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                       Not Applicable  [  ] Yes     [  ] No


    If   so:  attach  an  explanation  of  the  anticipated  change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


CENTURYTEL, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND
TRUST
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                      (Name of Plan filing this Form)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  JUNE 28, 2000       By
     -----------------       --------------------------------
                                   R. Stewart Ewing, Jr.
                                Retirement Committee Member
                                 and Executive Officer of
                                Issuer of Plan Securities

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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                                 ATTENTION


    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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